SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 17, 2008

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and our Registration Statements on Form S-8 as filed with the Commission on September 5, 2006 (File No. 333-137112) and on October 1, 2004 (File No. 333-119475), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Enclosure:                Novartis AG Announces Results for the First Half of 2008

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland http://www.novartis.com

FINANCIAL REPORT • RAPPORT TRIMESTRIEL • QUARTALSBERICHT

Novartis gains momentum with strong performance in first half of 2008 from portfolio focused on growth areas of healthcare

•                  First-half results for continuing operations led by improving Pharmaceuticals performance ahead of expectations and expansion in Vaccines and Diagnostics

•                  Net sales rise 11% (+2% in local currencies) to USD 20.6 billion

•                  Operating income advances 12% to USD 4.9 billion on business expansion, productivity gains and currency benefits

•                  Net income up 13% to USD 4.6 billion; basic EPS rises 17% to USD 2.01

•                  Dynamic growth from new products – including Tekturna/Rasilez, Exforge, Lucentis, Exelon Patch and Aclasta/Reclast – provides USD 1.3 billion in first-half net sales

•                  Key R&D projects on track for 2008 submissions, particularly Afinitor (RAD001) for advanced kidney cancer and Menveo meningococcal meningitis vaccine

•                  25% stake in Alcon, the world leader in eye care, purchased in July; strategic acquisitions strengthen portfolio and complement internal growth drivers

•                  Novartis on track for record sales and earnings in 2008 from continuing operations

Key figures – Continuing operations

First half

	H1 2008			H1 2007			% change
	USD m		% of net sales	USD m		% of net sales	USD	lc
Net sales	20 635			18 528			11	2
Operating income	4 949		24.0	4 432		23.9	12
Net income	4 574		22.2	4 035		21.8	13
Basic earnings per share	USD	2.01		USD	1.72		17

Second quarter

	Q2 2008			Q2 2007			% change
	USD m		% of net sales	USD m		% of net sales	USD	lc
Net sales	10 726			9 400			14	5
Operating income	2 461		22.9	2 097		22.3	17
Net income	2 266		21.1	1 943		20.7	17
Basic earnings per share	USD	0.99		USD	0.83		19

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies

Basel, July 17, 2008 — Commenting on the results, Dr. Daniel Vasella, Chairman and  CEO of Novartis said: “The growth acceleration in the second quarter of 2008 and our R&D successes, especially in Pharmaceuticals and Vaccines, demonstrate that our strategy is delivering results and that we are heading towards a promising future despite a weak economy. Speed and productivity of operations are improving and growth in most countries is dynamic.”

OVERVIEW

First half

All businesses contributed to the strong performance, especially accelerating sales and profitability in Pharmaceuticals and sustained dynamic growth in Vaccines and Diagnostics that underpinned expectations for record results in 2008.

Net sales rose 11% (+2% in local currencies) to USD 20.6 billion as higher sales volumes contributed two percentage points of growth, while currency translation added nine points. Price changes and acquisitions had no significant impact.

Advancing faster than net sales, operating income was up 12% to USD 4.9 billion and driven by the solid business expansion as well as the Forward initiative, which also provided funds for major investments in new product development and expansion in fast-growing markets. The operating margin was slightly higher at 24.0% of net sales from 23.9% in the 2007 period.

Net income rose 13% to USD 4.6 billion on the increase in operating income as well as higher levels of financial income and income from associated companies. Basic earnings per share (EPS) rose faster, up 17% to USD 2.01 due to fewer outstanding shares.

Second quarter

Net sales for the quarter rose 14% (+5% lc) to USD 10.7 billion as Pharmaceuticals grew ahead of expectations and succeeded in overcoming the impact of 2007 challenges in the US. Vaccines and Diagnostics expanded at a fast rate, while difficult conditions in the US led to moderate growth in Sandoz and Consumer Health. Higher sales volumes provided five percentage points of growth, while positive currency translation added nine points.

Operating income advanced 17% to USD 2.5 billion on double-digit contributions from Pharmaceuticals and Consumer Health. As a result, the operating income margin rose to 22.9% of net sales from 22.3% in the 2007 period.

Net income also rose 17%, rising to USD 2.3 billion, benefiting from the ongoing business expansion and supported by higher levels of financial income and associated company income. Basic earnings per share (EPS) rose 19% to USD 0.99, above the 17% of net income growth reflecting the lower number of outstanding shares.

Underscoring the benefits of a strategic healthcare portfolio

The performance in the first half of 2008 shows how Novartis is fully leveraging growth opportunities and benefits from the Group’s strategic healthcare portfolio.

Recently launched pharmaceutical products contributed USD 1.3 billion to net sales in the first half of the year thanks to the ongoing rollout after 15 approvals in the US and EU in 2007. Top performers included Aclasta/Reclast (USD 103 million) as the only once-yearly therapy for osteoporosis and Lucentis (USD 437 million) as the only approved treatment shown to maintain and improve vision in people with age-related macular degeneration.

Sustained investments in innovation are delivering results. Afinitor (RAD001) is set for first regulatory submissions in 2008 as a breakthrough treatment for advanced kidney cancer, with studies underway in other cancers. Among other projects set for 2008 submissions is the meningococcal meningitis vaccine Menveo, which has the potential to become the first to protect from infancy to adulthood against four common serogroups associated with this often-fatal bacterial disease.

The Forward initiative is progressing well since its launch in December 2007 to improve speed, flexibility and productivity for enhanced competitiveness. Novartis is streamlining decision-making and freeing up resources to support future growth. About 65% of the anticipated 2008 cost savings of USD 670 million have been delivered. This initiative has a goal of pre-tax annual cost savings of USD 1.6 billion in 2010. The reduction of 2,500 full-time equivalent positions is underway, with nearly all affected associates notified.

The momentum of Pharmaceuticals in the first half confirmed plans for a new growth cycle starting in the second half of 2008, with quarterly net sales growth from Pharmaceuticals expected at a high-single-digit rate by the fourth quarter, in local currencies.

Strategic actions to strengthen healthcare portfolio

Complementing internal growth drivers, particularly new products from R&D investments and geographic expansion, Novartis has taken strategic actions during 2008 to further strengthen its healthcare portfolio with targeted acquisitions.

A 25% stake in Alcon Inc. (NYSE: ACL) was purchased on July 7 from Nestlé S.A. for USD 10.4 billion as part of an agreement that provides Novartis the opportunity to take majority ownership of the world leader in eye care. In an optional second step, Novartis has the right to acquire, and Nestlé the right to sell, the remaining 52% Alcon stake held by Nestlé between January 2010 and July 2011 for up to approximately USD 28 billion.

The acquisition of Protez Pharmaceuticals, a privately held US biotechnology company, will provide rights in the US and Europe to PZ-601, a promising antibiotic in Phase II development that has shown potential to treat life-threatening hospital infections.

Speedel Holding Ltd. (SWX: SPPN) became a majority-owned subsidiary on July 10 after the acquisition of an additional 51.7% stake. A mandatory public tender offer will start in August to buy remaining shares, with total acquisition costs estimated at CHF 907 million (or USD 880 million). Novartis has a long-standing collaboration with Speedel, whose R&D pipeline is a strong fit with the Group’s leading position in cardiovascular disease.

Group outlook

(Barring any unforeseen events)

Novartis reaffirms expectations for another year of record net sales and earnings in 2008 from continuing operations entirely focused on healthcare. Net sales from continuing operations for the Group are expected to rise at a mid-single-digit rate, and at a low-single-digit growth rate in the Pharmaceuticals Division, both in local currencies. Sandoz is now expected to achieve mid-single-digit net sales growth for the full year in local currencies.

BUSINESS REVIEW

First half

Net sales

	H1 2008	H1 2007	% change
	USD m	USD m	USD	lc
Pharmaceuticals	13 192	11 988	10	1
Vaccines and Diagnostics	602	482	25	15
Sandoz	3 854	3 415	13	2
Consumer Health continuing operations	2 987	2 643	13	4
Net sales from continuing operations	20 635	18 528	11	2

Pharmaceuticals: +10% (+1% lc) to USD 13.2 billion

Dynamic growth from Oncology products and the flagship brand Diovan, along with increasing contributions from recently launched products, more than offset an 11% decline in the US, which was caused by the 2007 generic entries for four products (Lotrel, Lamisil, Trileptal and Famvir) and the Zelnorm suspension. Outside of North America, all other regions expanded, with Europe at USD 5.2 billion (+8% lc), Japan at USD 1.2 billion (+6% lc), Latin America at USD 0.9 billion (+8% lc) and the rest of the world at USD 1.4 billion (+19% lc).

Oncology (USD 4.0 billion, +14% lc) gained momentum and accounted for four of the five top-selling medicines. Gleevec/Glivec achieved sales of USD 1.8 billion (+17% lc), and Zometa, Sandostatin and Femara are all on track for over USD 1 billion in annual sales. Cardiovascular strategic products (USD 3.3 billion, +3% lc) benefited from sustained gains for Diovan (USD 2.9 billion, +12% lc) and increasing contributions from the new high blood pressure medicines Exforge and Tekturna/Rasilez.

Recently launched products added USD 1.3 billion in first-half net sales after 15 major US and EU approvals in 2007 and launches underway in 2008. Top performers included the once-yearly osteoporosis therapy Aclasta/Reclast (USD 103 million), Lucentis (USD 437 million) as a standard of care for age-related blindness and Exelon Patch as a new skin patch formulation for Alzheimer’s Disease and dementia linked to Parkinson’s Disease.

Net sales for the first half of 2008 included a one-time contribution of USD 104 million from a provision reversal following a Novartis review of accounting for rebate programs to US government health agencies.

Vaccines and Diagnostics: +25% (+15% lc) to USD 602 million

Strong growth driven by deliveries of tick-borne encephalitis (TBE) vaccines, geographic expansion outside the US in diagnostics and sales of H5N1 pandemic vaccines.

Sandoz: +13% (+2% lc) to USD 3.9 billion

Eastern Europe and improving positions in key markets helped mitigate the impact of a 7% lc decline in the US due to few new product launches. Russia solidified its position among the top five countries with 42% lc growth, while Germany gained market share and rose 1% lc. Poland, Canada, Brazil and Turkey provided important contributions.

Consumer Health continuing operations: +13% (+4% lc) to USD 3.0 billion

All businesses supported the improved performance, with CIBA Vision showing the strongest gains based on recent launches of new contact lens products and the benefits of full supplies following shortages in 2007.

Operating income

	H1 2008		H1 2007		Change
	USD m	% of net sales	USD m	% of net sales	%
Pharmaceuticals	4 274	32.4	3 620	30.2	18
Vaccines and Diagnostics	–128		7	1.5
Sandoz	591	15.3	561	16.4	5
Consumer Health continuing operations	566	18.9	483	18.3	17
Corporate income & expense, net	–354		–239
Operating income from continuing operations	4 949	24.0	4 432	23.9	12

Pharmaceuticals: +18% to USD 4.3 billion

The double-digit advance was driven by the underlying business expansion in many regions that helped offset challenges in the US, strong contributions from productivity initiatives and a positive impact from one-time items. As a result, the operating income margin rose 2.2 percentage points to 32.4% of net sales from 30.2% in the 2007 period. Other Revenues provided 0.7 percentage points to the higher operating margin, mainly from royalty income for Betaseron®. Marketing & Sales expenses were 30.4% of net sales compared to 31.4% in the 2007 period on good productivity gains and effective reallocation of resources to support the rollout of new products including Exforge, Tekturna/Rasilez, Aclasta/Reclast, Lucentis and Exelon Patch. R&D investments rose in line with net sales, accounting for 20.2% of net sales. Priority areas included oncology compounds such as Afinitor, further support for Cardiovascular products and emerging late-stage compounds such as FTY720.

Vaccines and Diagnostics: operating loss of USD 128 million

The operating loss in the first half reflects the seasonal nature of this business, where seasonal flu vaccines sales mainly occur in the second half. Major investments were made in manufacturing and product quality as well as late-stage clinical trials and pre-launch activities for the two meningitis vaccines. The year-ago results also included a one-time legal settlement gain of USD 83 million. Excluding exceptional items and the amortization of intangible assets in both periods, the adjusted operating loss was USD 4 million in the first half compared to an adjusted operating income of USD 77 million in the 2007 period.

Sandoz: +5% to USD 591 million

Lower sales in the US and accelerated investments in R&D were among factors for the slowdown in operating income growth. Productivity gains supported an improvement in Costs of Goods Sold, which rose only 9%. However, R&D expenses rose 39% to support new projects, particularly for difficult-to-make generics. Marketing & Sales costs were higher on investments in emerging markets and to expand activities in follow-on biologics. The operating margin fell to 15.3% of net sales, a decline of 1.1 percentage points.

Consumer Health continuing operations: +17% to USD 566 million

An excellent double-digit expansion in operating income thanks to the overall business expansion and productivity benefits in all business units from the Forward initiative. Total Selling, General & Administration costs declined as a percentage of net sales, while R&D investments expanded at a fast pace to support new product development. The operating income margin was 18.9% of net sales, up from 18.3% in the 2007 period.

Corporate income and expense, net

Among factors for the increased net corporate expenses were the negative impact of foreign exchange movements and additional investments in global IT infrastructure.

Second quarter

Net sales

	Q2 2008	Q2 2007	% change
	USD m	USD m	USD	lc
Pharmaceuticals	6 928	6 065	14	5
Vaccines and Diagnostics	322	251	28	19
Sandoz	1 948	1 719	13	2
Consumer Health continuing operations	1 528	1 365	12	3
Net sales from continuing operations	10 726	9 400	14	5

Pharmaceuticals: +14% (+5% lc) to USD 6.9 billion

A turnaround was achieved in the 2008 second quarter with higher sales in local currencies coming from the flagship cardiovascular and oncology brands as well as recently launched products. This more than compensated for the 3% decline in the US, which continued to be affected by 2007 generic entries for four products and the loss of Zelnorm.

Outside of North America, all regions showed strong performances: Europe (USD 2.7 billion, +8% lc), Japan (USD 664 million, +7% lc), Latin America (USD 466 million, +11% lc) and the rest of the world (USD 686 million, +18% lc).

Oncology (USD 2.1 billion, +13% lc) was the top-performing franchise, representing 30% of total net sales and driven by dynamic growth from Gleevec/Glivec, Femara and Exjade. The Cardiovascular franchise grew 9% lc on the leadership of Diovan (USD 1.5 billion, +13% lc) and increasing contributions from Tekturna/Rasilez and Exforge.

Recently launched products, including Tekturna/Rasilez, Exforge, Lucentis, Aclasta/Reclast and Exelon Patch, added USD 700 million of net sales in the second quarter as rollouts continued in key markets and new reimbursement decisions offered greater patient access. The 2008 second quarter included USD 104 million from a provision reversal following a Novartis review of accounting for rebate programs to US government health agencies.

Vaccines and Diagnostics: +28% (+19% lc) to USD 322 million

A H5N1 pandemic vaccine tender to the US government of USD 68 million was recorded in the 2008 second quarter. Higher deliveries of polio vaccines and blood testing diagnostics helped offset a modest decline in TBE vaccines, with sales limited by capacity.

Sandoz: +13% (+2% lc) to USD 1.9 billion

Key markets including Russia, Poland, Turkey, Canada and Switzerland delivered robust results, but the US continued to suffer as net sales fell 11% lc mainly from a lack of new product launches in 2008.

Consumer Health continuing operations: +12% (+3% lc) to USD 1.5 billion

CIBA Vision delivered strong growth from new products and full supplies after shortages in 2007. Emerging markets and strategic brands helped OTC offset lower sales in the US, which were hurt by an overall market shift in consumer spending toward unbranded, “private label” products. Animal Health saw solid growth in its companion animals business, more than offsetting a worldwide decline in demand for farm animal products.

Operating income

	Q2 2008		Q2 2007		Change
	USD m	% of net sales	USD m	% of net sales	%
Pharmaceuticals	2 178	31.4	1 767	29.1	23
Vaccines and Diagnostics	–75		–20
Sandoz	246	12.6	243	14.1	1
Consumer Health continuing operations	304	19.9	243	17.8	25
Corporate income & expense, net	–192		–136
Operating income from continuing operations	2 461	22.9	2 097	22.3	17

Pharmaceuticals: +23% to USD 2.2 billion

Strong operating income gains came from growing momentum in the underlying business, good progress of productivity initiatives that have delivered savings ahead of schedule and a net positive impact from one-time items. As a result, the operating income margin rose to 31.4% of net sales from 29.1% in the 2007 period. Cost of Goods Sold increased 18%, rising 0.6 percentage points as a percentage of net sales from an unfavorable product mix and currency effects. Other Revenues provided 0.6 percentage points to the improved operating income margin, mainly from royalty income for Betaseron®. R&D investments rose 12% on investments in projects including QAB149, QMF149, FTY720, Afinitor (RAD001), ACZ885 and Tekturna/Rasilez. Marketing & Sales declined to 30.4% of net sales as productivity initiatives supported major investments in new product launches that are rejuvenating the portfolio.

Vaccines and Diagnostics: operating loss of USD 75 million

Ongoing investments in R&D projects and manufacturing improvements were among key reasons for the operating loss expanding to USD 75 million in the second quarter from a loss of USD 20 million in the year-ago period. The second quarter of 2007 benefited from a gain of USD 16 million from legal settlements. Excluding exceptional items and the amortization of intangible assets in both periods, adjusted operating income was USD 16 million in the 2008 quarter compared to USD 39 million in the 2007 quarter.

Sandoz: +1% to USD 246 million

The sharp slowdown in operating income growth reflected reduced contributions from the US as well as significant investments in R&D for new products and expansion in key markets. The 2007 quarter included one-time charges of USD 28 million. The operating income margin fell to 12.6% from 14.1% in the 2007 period.

Consumer Health continuing operations: +25% to USD 304 million

CIBA Vision, Animal Health and OTC all contributed to operating income growing faster than sales, benefiting from the business expansion and productivity gains that supported investments in new products and expansion in key markets. The operating income margin rose to 19.9% of net sales in the 2008 quarter from 17.8% in the year-ago period.

Corporate income and expense, net

Higher corporate expenses included the impact of negative foreign exchange movements and additional investments in global IT infrastructure, which were partially offset by productivity gains from the Forward initiative.

FINANCIAL REVIEW

First half and second quarter

	H1 2008	H1 2007	Change	Q2 2008	Q2 2007	Change
	USD m	USD m	%	USD m	USD m	%
Operating income from continuing operations	4 949	4 432	12	2 461	2 097	17
Income from associated companies	256	192	33	119	95	25
Financial income	233	177	32	85	90	–6
Interest expense	–118	–110	7	–61	–57	7
Taxes	–746	–656	14	–338	–282	20
Net income from continuing operations	4 574	4 035	13	2 266	1 943	17
Net income from discontinued operations	9	152		–6	73
Total net income	4 583	4 187	9	2 260	2 016	12

Income from associated companies

Higher income contributions in the first half and the second quarter of 2008 represented largely the Novartis share of anticipated net income from the Roche investment.

Financial income, net

Improved net financial income in the first half came mainly from the significantly higher average net liquidity in the first half of 2008 (USD 5.9 billion vs. USD 0.4 billion in the year-ago period) and robust currency management. However, sharply lower US interest rates for short-term fixed income investments weighed on the second-quarter performance.

Taxes

The tax rate for continuing operations was 14.0% in the first half of 2008, in line with the year-ago period. In the second quarter of both years, the tax rate for continuing operations was lower than usual due to reductions of anticipated full-year tax rates. In the 2008 quarter, the tax rate was 13.0% compared to 12.7% in the 2007 quarter.

Net income from discontinued operations

Discontinued operations net income in the 2008 first half represent adjustments to various accruals related to the divestments of Medical Nutrition (as of July 1, 2007) and Gerber (as of September 1, 2007).

Balance sheet

Total equity rose to USD 51.6 billion as of June 30, 2008, compared to USD 49.4 billion at the end of 2007. This increase of USD 2.2 billion comes from net income of USD 4.6 billion and currency translation gains of USD 1.4 billion, which were partially offset by USD 3.3 billion for the 2008 dividend payment (which was 29% higher than the year-earlier payment in US dollar terms) and USD 0.2 billion in actuarial losses on defined-benefit pension plans. The launch of Swiss franc bond issues during the second quarter of 2008, which raised CHF 1.5 billion, and higher short-term financial debts mainly from the USD 3 billion Commercial Paper program in the US led to the debt/equity ratio rising to 0.21:1 from 0.12:1 at the end of 2007.

Proceeds from divestments completed in 2007 and ongoing cash flow contributions led to net liquidity of USD 5.5 billion at the end of the first half, which was significantly higher than net liquidity of USD 0.1 billion at the end of the year-ago period.

In the first half of 2008, six million shares were repurchased for USD 296 million after the start of the sixth share repurchase program in March via a second trading line on the Swiss Stock Exchange. This program was suspended in April 2008 after Novartis announced the Alcon agreement. Credit agencies reduced their ratings for Novartis while supporting the strategic intentions of this acquisition. Standard & Poor’s has now rated Novartis as AA- for long-term maturities and as A-1+ for short-term maturities. Moody’s has rated the Group as Aa2 and P-1, respectively, while Fitch has given a long-term rating of AA and a short-term rating of F1+. All three agencies maintained a “stable” outlook.

Cash flow

In the first half of 2008, cash flow from operating activities in continuing operations fell by USD 0.4 billion to USD 3.5 billion as higher operating income contributions were more than offset by investments in working capital and tax payments. Cash inflow from investing activities in continuing operations amounted to USD 4.5 billion, mainly from the sale of USD 5.5 billion in marketable securities that was offset by USD 1.0 billion in capital expenditures. Proceeds of the Swiss franc bond offerings in the 2008 second quarter and the US commercial paper program provided a cash inflow of USD 4.5 billion. This was partially offset by the dividend payment for 2007 of USD 3.3 billion and treasury share repurchases of USD 0.5 billion and other outflows of USD 0.2 billion, which resulted in a net cash inflow of USD 0.5 billion from financing activities in continuing operations.

PHARMACEUTICALS PRODUCT REVIEW

Note: Net sales data refer to first-half 2008 worldwide performance in local currencies

Diovan (USD 2.9 billion, +12% lc), the world’s top-selling branded medicine for high blood pressure, maintained solid growth worldwide and achieved its highest US share ever of 41% of the segment for angiotensin receptor blockers (ARBs). Although growth has slowed for the US antihypertensive segment, including the ARB class, Diovan has grown steadily in all key markets based on its status as the only medicine in its class approved to treat high blood pressure, high-risk heart attack survivors and patients with heart failure.

Gleevec/Glivec (USD 1.8 billion, +17% lc), a targeted therapy for certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), generated double-digit growth based on its status as the leading therapy for these and other life-threatening forms of cancer.

Zometa (USD 677 million, 0% lc), an intravenous bisphosphonate therapy for patients with cancer that has spread to the bones, was unchanged as fast expansion in some markets offset the US and Europe. Growth for this class of medicines began to slow in 2007 with patients receiving treatment less frequently and for shorter courses of therapy.

Femara (USD 561 million, +19% lc), an oral therapy for women with hormone-sensitive breast cancer, outpaced competitors and gained share in the aromatase inhibitor segment due to its unique benefits shown in major clinical trials. Growth in Europe was impacted slightly by the loss of patent protection earlier in 2008 in some markets, including Spain.

Sandostatin (USD 558 million, +5% lc), for acromegaly and various neuroendocrine and carcinoid tumors, has continued expanding around the world thanks to Sandostatin LAR, the long-acting once-monthly version that accounts for 85% of net sales.

Lucentis (USD 437 million), a biotechnology eye therapy, has experienced dynamic growth since its first launch in Europe in January 2007 and in more than 60 countries worldwide where Novartis has rights. Lucentis is the only treatment proven to maintain and improve vision in patients with “wet” age-related macular degeneration, the leading cause of blindness in people over age 50. Lucentis has been judged as cost-effective by a number of independent health agency assessments. The UK National Institute for Health and Clinical Excellence (NICE) issued a positive endorsement (FAD) in April, while the Canadian Drug Review recommended Lucentis for provincial drug plans. Genentech holds the US rights.

Exelon/Exelon Patch (USD 391 million, +20% lc), a therapy for mild to moderate forms of Alzheimer’s disease and dementia linked with Parkinson’s disease, experienced accelerated growth thanks to the once-daily Exelon Patch, which now represents more than 40% of US sales. First launched in 2007, this new formulation provides comparable efficacy to the highest dose of Exelon capsules, but with three times fewer reports of nausea or vomiting.

Exjade (USD 238 million, +42% lc) has grown quickly as the first and only once-daily oral therapy for iron overload, a potentially fatal condition linked to various blood disorders.

Lotrel (USD 195 million, –67% lc, only in the US), a single-tablet combination therapy for high blood pressure, has faced generic competition in the US for some strengths since May 2007 after an “at risk” launch despite a valid US patent until 2017.

Trileptal (USD 173 million, –59% lc), for epilepsy seizures, has seen sales decline following the start of generic competition after the end of US patent protection in October 2007 for some formulations, with US sales falling 77% in the first half of 2008.

Exforge (USD 173 million), a single-tablet combination of the angiotensin receptor blocker Diovan (valsartan) with the calcium channel blocker amlodipine, showed ongoing dynamic growth and continued to outperform launches of many previous high blood pressure combination therapies. Exforge is now available in over 30 countries.

Xolair (USD 95 million, +30% lc), an innovative therapy for moderate to severe allergic asthma, had a strong year-to-date performance in Europe and Latin America. Xolair Liquid was submitted in March for EU approval in a pre-filled safety syringe for patients with severe persistent allergic asthma. Studies are ongoing for the US submission. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income. Genentech reported US sales of USD 246 million for Xolair in the first half of 2008.

Aclasta/Reclast (USD 103 million) is now available in more than 40 countries as a novel, once-yearly infusion for the treatment of postmenopausal osteoporosis, consistently outpacing benchmark launches since its first launch in August 2007. The use of Aclasta/Reclast was broadened in June with US approval for reducing the incidence of new clinical fractures in patients who have recently had a low-trauma hip fracture. Data in the New England Journal of Medicine, showed a significant 35% reduction in the risk of new clinical fractures in Aclasta/Reclast patients after surgery for this type of fracture.

Tekturna/Rasilez (USD 58 million), the first-in-class direct renin inhibitor, showed ongoing growth in a highly competitive environment. Launches are now underway in more than 17 countries for this first new type of high blood pressure medicine in more than a decade, known as Tekturna in the US and Rasilez in other markets. The ASPIRE HIGHER clinical program is being expanded to 35,000 patients in 14 clinical trials, making it the largest cardio-renal outcomes program ever.

Tasigna (USD 29 million) continues to be well received with launches in over 45 countries since the end of 2007 as a new therapy for patients with a certain form of chronic myeloid leukemia (CML) resistant or intolerant to prior therapy including Gleevec/Glivec. A Phase III trial is comparing Tasigna and Gleevec/Glivec in newly diagnosed CML patients.

Galvus (vildagliptin), a new oral treatment for type 2 diabetes, is being launched after European approval in the first quarter of 2008. Also being launched is Eucreas, a single-tablet combination with the oral anti-diabetes medicine metformin. Some small clinical studies have started amid discussions with the FDA on overall steps needed for approval after an “approvable letter” in February 2007. However, resubmission for US approval is not currently planned.

R&D UPDATE

Pharmaceuticals

Oncology showcases potential at ASCO 2008

Novartis highlighted the potential of its oncology portfolio at the American Society of Clinical Oncology (ASCO) meeting in May 2008 with an unprecedented amount of research results drawing on a pipeline of investigational compounds and potential additional indications for marketed products. Among the highlights at ASCO:

•                  Afinitor (everolimus, RAD001), an oral inhibitor of mTOR (a key biological pathway involved in various cancers), more than doubled the time without tumor growth in patients with advanced kidney cancer after failure of standard treatment. The Phase III results from the RECORD-1 trial, which was stopped early based on these results presented at ASCO, will form the basis for global regulatory submissions in 2008 for approval in treating patients with advanced metastatic renal cell cancer. Registration trials in other cancers are underway. Early proof-of-concept studies presented at ASCO showed Afinitor may offer a novel treatment strategy for breast cancer by overcoming resistance and enhancing the efficacy of several commonly used breast cancer treatments. A new trial to explore the potential of Afinitor in breast cancer will be initiated in early 2009. Afinitor acts by directly inhibiting tumor cell growth and metabolism as well as the formation of new blood vessels (angiogenesis).

•                  Zometa demonstrated for the first time a significant benefit for premenopausal women with hormone-sensitive, early-stage breast cancer. The study showed that the addition of Zometa to hormone therapy after surgery significantly reduced the risk of recurrence or death by 36% beyond benefits achieved with hormone therapy alone. Many studies are underway examining the potential anticancer benefits of Zometa. Two studies, AZURE (pre-and post-menopausal breast cancer) and ZEUS (prostate cancer), have completed patient recruitment, and results are expected in the next two to three years.

•                  PKC412 entered Phase III development in the second quarter of 2008 in a trial evaluating the potential survival benefit of this protein kinase inhibitor in combination with chemotherapy compared to the use of chemotherapy alone in treating patients with Acute Myeloid Leukemia (AML).

Other Specialty and General Medicine products

Extavia (interferon beta-1b, formerly NVF233) has received EU regulatory approval for use in treating various forms of multiple sclerosis (MS), while the US submission was completed in the second quarter of 2008. Extavia is exactly the same medicine as Betaferon®/Betaseron®, which is marketed by Bayer Schering and was the first beta interferon treatment for MS. Novartis gained rights to its own branded version in agreements with Bayer Schering related to Novartis acquiring Chiron. The US and European launches by the Pharmaceuticals Division are on track for first half of 2009, in line with an agreement with Bayer-Schering.

FTY720 (fingolimod) is progressing toward submissions at the end of 2009, with the potential to become the first once-daily oral therapy for MS. Various trials are underway in the largest Phase III program to be conducted in this debilitating neurological disease. About 3,200 people with MS are enrolled in five FTY720 trials worldwide, with a combined 2,300 patient-years of experience. In the second quarter of 2008 two infection-related incidents occurred among FTY720 patients, including one fatality (disseminated zoster). Information on these cases was shared with investigators and relevant health authorities, and reviewed by an independent Data Safety Monitoring Board. Patients in the FTY720 trials are being notified and studies are progressing as planned.

PZ-601, a novel broad-spectrum antibiotic in Phase II development, will be added to the Novartis development pipeline through an acquisition announced in June 2008 of Protez Pharmaceuticals, a private US biotechnology company. PZ-601 further strengthens the specialty medicines pipeline portfolio with its profile against potentially fatal drug-resistant infections. Antibiotic resistance is a growing public health problem and estimated to cause over 100,000 deaths annually in the US and Europe.

Vaccines and Diagnostics

Menveo (MenACWY-CRM) is set for regulatory submissions in the second half of 2008 as a new vaccine protecting against four common types of meningococcal meningitis known as A,C, W-135 and Y. This bacterial disease is a rare, but potentially fatal, infection that causes infection of the membranes around the brain and spinal cord. The initial submission is planned for use in vaccination of people ages 11-55, with submissions for children from age two months to 10 years planned for 2009. Recent Phase III data suggested Menveo has the potential to become the first vaccine to protect from infancy to adulthood against these four common serogroups.

A vaccine with the project name MenB is being developed to protect against a majority of global strains for the meningitis B serogroup, for which no vaccine is currently available. A Phase III trial in infants and children is underway as part of its development. The first regulatory submissions, for use in infants and children, are planned for 2010.

Sandoz

The FDA in July 2008 accepted for review an Abbreviated New Drug Application submitted by Sandoz in collaboration with Momenta Pharmaceuticals with a “Paragraph IV” certification for a generic version of glatiramer acetate injection (Copaxone®), which is used to treat patients with the relapsing-remitting form of MS and is marketed by Teva. Another project being pursued with Momenta is enoxaparin, a technologically enabled generic version of Lovenox®. This medicine is a low-molecular-weight heparin marketed by Sanofi-aventis and used for the prevention and treatment of deep vein thrombosis and several cardiovascular conditions. A response to FDA guidance received in April 2008 after a constructive dialog is expected to be submitted in the third quarter of 2008 and a launch of this product is now expected in 2009.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “momentum,” “on track,” “strategy,” “promising,” “anticipated,” “plans,” “expected,” “to further strengthen,” “opportunity,” “right to acquire… has the right to sell,” “potential,” “will,” “pipeline”, “outlook,” “expectations,” “planned,” “may,” “set”, “to explore”, “risk,” “progressing toward,” “potentially”, “estimated,” “being developed”, or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

September 3, 2008	Sandoz Day (Holzkirchen, Germany)
October 20, 2008	Third quarter and first nine months 2008 results
November 19, 2008	Pharmaceuticals research update (Cambridge, Massachusetts)
January 2009	Fourth quarter and full-year 2008 results
February 2009	Annual General Meeting (Basel)
April 2009	First quarter 2009 results
July 2009	Second quarter and first half 2009 results
October 2009	Third quarter and first nine months 2009 results

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements (unaudited)

First half

	H1 2008	H1 2007	Change
	USD m	USD m	USD m	%
Net sales from continuing operations	20 635	18 528	2 107	11
Other revenues	571	430	141	33
Cost of Goods Sold	-5 584	-4 985	-599	12
Of which amortization and impairments of product and patent rights and trademarks	-498	-482	-16	3
Gross profit	15 622	13 973	1 649	12
Marketing & Sales	-5 921	-5 399	-522	10
Research & Development	-3 441	-3 031	-410	14
General & Administration	-1 078	-1 000	-78	8
Other Income & Expense	-233	-111	-122	110
Operating income from continuing operations	4 949	4 432	517	12
Income from associated companies	256	192	64	33
Financial income	233	177	56	32
Interest expense	-118	-110	-8	7
Income before taxes from continuing operations	5 320	4 691	629	13
Taxes	-746	-656	-90	14
Net income from continuing operations	4 574	4 035	539	13
Net income from discontinued Consumer Health operations	9	152	-143	-94
Total net income	4 583	4 187	396	9
Attributable to:
Equity holders of Novartis AG	4 566	4 177	389	9
Minority interests	17	10	7	70
Average number of shares outstanding – Basic (million)	2 266.2	2 342.4	-76.2	-3
Basic earnings per share (USD)(1)
- Total	2.01	1.78	0.23	13
- Continuing operations	2.01	1.72	0.29	17
- Discontinued operations	0.00	0.06	-0.06
Average number of shares outstanding - Diluted (million)	2 285.2	2 355.6	-70.4	-3
Diluted earnings per share (USD)(1)
- Total	2.00	1.77	0.23	13
- Continuing operations	2.00	1.71	0.29	17
- Discontinued operations	0.00	0.06	-0.06

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG

Consolidated income statements (unaudited)

Second quarter

	Q2 2008	Q2 2007	Change
	USD m	USD m	USD m	%
Net sales from continuing operations	10 726	9 400	1 326	14
Other revenues	264	184	80	43
Cost of Goods Sold	-2 936	-2 497	-439	18
Of which amortization and impairments of product and patent rights and trademarks	-252	-240	-12	5
Gross profit	8 054	7 087	967	14
Marketing & Sales	-3 106	-2 812	-294	10
Research & Development	-1 767	-1 529	-238	16
General & Administration	-559	-517	-42	8
Other Income & Expense	-161	-132	-29	22
Operating income from continuing operations	2 461	2 097	364	17
Income from associated companies	119	95	24	25
Financial income	85	90	-5	-6
Interest expense	-61	-57	-4	7
Income before taxes from continuing operations	2 604	2 225	379	17
Taxes	-338	-282	-56	20
Net income from continuing operations	2 266	1 943	323	17
Net income from discontinued Consumer Health operations	-6	73	-79
Total net income	2 260	2 016	244	12
Attributable to:
Equity holders of Novartis AG	2 249	2 008	241	12
Minority interests	11	8	3	38
Average number of shares outstanding - Basic (million)	2 266.8	2 338.8	-72.0	-3
Basic earnings per share (USD)(1)
- Total	0.99	0.86	0.13	15
- Continuing operations	0.99	0.83	0.16	19
- Discontinued operations	0.00	0.03	-0.03
Average number of shares outstanding - Diluted (million)	2 285.6	2 351.6	-66.0	-3
Diluted earnings per share (USD)(1)
- Total	0.98	0.85	0.13	16
- Continuing operations	0.98	0.82	0.16	20
- Discontinued operations	0.00	0.03	-0.03

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG

Consolidated statement of recognized income and expense (unaudited)

First half

	H1 2008	H1 2007	Change
	USD m	USD m	USD m
Net income from continuing operations	4 574	4 035	539
Fair value adjustments on financial instruments	-77	6	-83
Actuarial losses/gains from defined benefit plans, net	-158	1 138	-1 296
Novartis share of equity recognized by associated companies	-13	92	-105
Revaluation of initial minority interests in Chiron		55	-55
Translation effects	1 365	305	1 060
Amounts related to discontinued operations	9	158	-149
Recognized income and expense	5 700	5 789	-89

Second quarter

	Q2 2008	Q2 2007	Change
	USD m	USD m	USD m
Net income from continuing operations	2 266	1 943	323
Fair value adjustments on financial instruments	13	-10	23
Actuarial gains from defined benefit plans, net	506	1 072	-566
Novartis share of equity recognized by associated companies		5	-5
Translation effects	-11	188	-199
Amounts related to discontinued operations	-6	69	-75
Recognized income and expense	2 768	3 267	-499

Condensed consolidated balance sheets

First half

	June 30, 2008	Dec 31, 2007	Change	June 30, 2007
	(unaudited)			(unaudited)
	USD m	USD m	USD m	USD m
Assets

Non-current assets
Property, plant & equipment	13 727	12 633	1 094	11 352
Intangible assets	21 563	21 249	314	21 057
Financial and other non-current assets	16 024	14 140	1 884	14 235
Total non-current assets	51 314	48 022	3 292	46 644
Current assets
Inventories	6 450	5 455	995	5 022
Trade accounts receivable	7 142	6 648	494	6 233
Other current assets	2 295	2 126	169	1 834
Cash, short-term deposits and marketable securities	16 198	13 201	2 997	7 548
Total current assets from continuing operations	32 085	27 430	4 655	20 637
Assets held for sale related to discontinued operations				3 340
Total current assets	32 085	27 430	4 655	23 977
Total assets	83 399	75 452	7 947	70 621

Equity and liabilities

Total equity	51 605	49 396	2 209	43 664
Non-current liabilities
Financial debts	2 172	677	1 495	632
Other non-current liabilities	9 939	8 738	1 201	8 662
Total non-current liabilities	12 111	9 415	2 696	9 294
Current liabilities
Trade accounts payable	3 251	3 018	233	2 509
Financial debts and derivatives	8 559	5 117	3 442	6 819
Other current liabilities	7 873	8 506	-633	6 652
Total current liabilities from continuing operations	19 683	16 641	3 042	15 980
Liabilities related to discontinued operations				1 683
Total current liabilities	19 683	16 641	3 042	17 663
Total liabilities	31 794	26 056	5 738	26 957
Total equity and liabilities	83 399	75 452	7 947	70 621

Condensed consolidated changes in equity (unaudited)

First half

	H1 2008	H1 2007	Change
	USD m	USD m	USD m
Consolidated equity at January 1	49 396	41 294	8 102
Recognized income and expense	5 700	5 789	-89
Purchase of treasury shares, net	-432	-1 095	663
Equity-based compensation	303	293	10
Dividends	-3 345	-2 598	-747
Changes in minority interests	-17	-19	2
Consolidated equity at June 30	51 605	43 664	7 941

Second quarter

	Q2 2008	Q2 2007	Change
	USD m	USD m	USD m
Consolidated equity at April 1	49 266	40 502	8 764
Recognized income and expense	2 768	3 267	-499
Purchase of treasury shares, net	-554	-248	-306
Equity-based compensation	137	146	-9
Dividends	-3		-3
Changes in minority interests	-9	-3	-6
Consolidated equity at June 30	51 605	43 664	7 941

Condensed consolidated cash flow statements (unaudited)

First half

	H1 2008	H1 2007	Change
	USD m	USD m	USD m
Net income from continuing operations	4 574	4 035	539
Reversal of non-cash items
Taxes	746	656	90
Depreciation, amortization and impairments	1 258	1 120	138
Change in provisions and other non-current liabilities	217	152	65
Net financial income	-115	-67	-48
Other	-84	70	-154
Net income adjusted for non-cash items	6 596	5 966	630
Interest and other financial receipts	571	300	271
Interest and other financial payments	-611	-81	-530
Taxes paid	-1 176	-973	-203
Cash flow before working capital changes	5 380	5 212	168
Payments out of provisions and other net cash movements in non-current liabilities	-307	-143	-164
Change in net current assets and other operating cash flow items	-1 532	-1 149	-383
Cash flow from operating activities from continuing operations	3 541	3 920	-379
Investments in property, plant & equipment	-967	-1 145	178
Acquisitions of subsidiaries		-52	52
Decrease/increase in marketable securities, intangible and financial assets	5 452	-778	6 230
Cash flow from investing activities from continuing operations	4 485	-1 975	6 460
Change in current and non-current financial debts	4 367	92	4 275
Dividends paid to shareholders of Novartis AG	-3 345	-2 598	-747
Treasury share transactions and other financing cash flows	-532	-783	251
Cash flow from financing activities from continuing operations	490	-3 289	3 779
Cash flow from discontinued operations	69	168	-99
Translation effect on cash and cash equivalents	124	24	100
Change in cash and cash equivalents from discontinued operations		-51	51
Change in cash and cash equivalents from continuing operations	8 709	-1 203	9 912
Cash and cash equivalents at January 1 from continuing operations	5 360	3 815	1 545
Cash and cash equivalents at June 30 from continuing operations	14 069	2 612	11 457

Condensed consolidated cash flow statements (unaudited)

Second quarter

	Q2 2008	Q2 2007	Change
	USD m	USD m	USD m
Net income from continuing operations	2 266	1 943	323
Reversal of non-cash items
Taxes	338	282	56
Depreciation, amortization and impairments	624	580	44
Change in provisions and other non-current liabilities	130	84	46
Net financial income	-24	-33	9
Other	-4	21	-25
Net income adjusted for non-cash items	3 330	2 877	453
Interest and other financial receipts	120	58	62
Interest and other financial payments	-549	-44	-505
Taxes paid	-666	-690	24
Cash flow before working capital changes	2 235	2 201	34
Payments out of provisions and other net cash movements in non-current liabilities	-164	-64	-100
Change in net current assets and other operating cash flow items	-219	-268	49
Cash flow from operating activities from continuing operations	1 852	1 869	-17
Investments in property, plant & equipment	-564	-623	59
Acquisitions of subsidiaries		-4	4
Decrease/increase in marketable securities, intangible and financial assets	1 615	-181	1 796
Cash flow from investing activities from continuing operations	1 051	-808	1 859
Change in current and non-current financial debts	4 776	125	4 651
Dividends paid to shareholders of Novartis AG	-3	-806	803
Treasury share transactions and other financing cash flows	-594	-129	-465
Cash flow from financing activities from continuing operations	4 179	-810	4 989
Cash flow from discontinued operations	18	79	-61
Translation effect on cash and cash equivalents	38	41	-3
Change in cash and cash equivalents from discontinued operations		-49	49
Change in cash and cash equivalents from continuing operations	7 138	322	6 816
Cash and cash equivalents at April 1 from continuing operations	6 931	2 290	4 641
Cash and cash equivalents at June 30 from continuing operations	14 069	2 612	11 457

Consolidated income statements – First half – Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group
	H1 2008	H1 2007	H1 2008	H1 2007	H1 2008	H1 2007	H1 2008	H1 2007	H1 2008	H1 2007	H1 2008	H1 2007	H1 2008	H1 2007	H1 2008	H1 2007
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	13 192	11 988	602	482	3 854	3 415	2 987	2 643			20 635	18 528		1 413	20 635	19 941
Sales to other Divisions	108	86	5	6	136	122	29	20	-278	-234
Sales of Divisions	13 300	12 074	607	488	3 990	3 537	3 016	2 663	-278	-234	20 635	18 528		1 413	20 635	19 941
Other revenues	303	189	225	213	11	11	32	17			571	430		6	571	436
Cost of Goods Sold	-2 204	-2 024	-526	-401	-2 071	-1 905	-1 056	-885	273	230	-5 584	-4 985		-750	-5 584	-5 735
Of which amortization and impairments of product and patent rights and trademarks	-177	-179	-145	-139	-137	-126	-39	-38			-498	-482		-6	-498	-488
Gross profit	11 399	10 239	306	300	1 930	1 643	1 992	1 795	-5	-4	15 622	13 973		669	15 622	14 642
Marketing & Sales	-4 008	-3 768	-137	-91	-715	-571	-1 061	-969			-5 921	-5 399		-350	-5 921	-5 749
Research & Development	-2 665	-2 430	-183	-125	-348	-251	-154	-138	-91	-87	-3 441	-3 031		-22	-3 441	-3 053
General & Administration	-392	-368	-80	-78	-201	-164	-186	-184	-219	-206	-1 078	-1 000		-62	-1 078	-1 062
Other Income & Expense	-60	-53	-34	1	-75	-96	-25	-21	-39	58	-233	-111	30	2	-203	-109
Of which amortization and impairments of capitalized intangible assets included in function costs	-72	-40	-17	-4	-19	-18	-1	-3	-1	-3	-110	-68		-19	-110	-87
Operating income	4 274	3 620	-128	7	591	561	566	483	-354	-239	4 949	4 432	30	237	4 979	4 669
Income from associated companies											256	192			256	192
Financial income											233	177			233	177
Interest expense											-118	-110			-118	-110
Income before taxes											5 320	4 691	30	237	5 350	4 928
Taxes											-746	-656	-21	-85	-767	-741
Net income											4 574	4 035	9	152	4 583	4 187

Additions to:
– Property, plant and equipment(1)	492	690	198	92	242	251	58	90	32	32	1 022	1 155		23	1 022	1 178
– Goodwill and other intangible assets(1)	70	221	3		14	15	8	2	1	4	96	242		71	96	313

(1) Excluding impact of business acquisitions

Consolidated income statements – Second quarter – Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group
	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	6 928	6 065	322	251	1 948	1 719	1 528	1 365			10 726	9 400		722	10 726	10 122
Sales to other Divisions	55	43	2	2	73	56	14	10	-144	-111
Sales of Divisions	6 983	6 108	324	253	2 021	1 775	1 542	1 375	-144	-111	10 726	9 400		722	10 726	10 122
Other revenues	145	89	99	78	5	9	15	8			264	184		4	264	188
Cost of Goods Sold	-1 197	-1 013	-266	-189	-1 081	-954	-531	-457	139	116	-2 936	-2 497		-386	-2 936	-2 883
Of which amortization and impairments of product and patent rights and trademarks	-90	-90	-72	-68	-70	-62	-20	-20			-252	-240		-3	-252	-243
Gross profit	5 931	5 184	157	142	945	830	1 026	926	-5	5	8 054	7 087		340	8 054	7 427
Marketing & Sales	-2 106	-1 959	-80	-49	-378	-298	-542	-506			-3 106	-2 812		-177	-3 106	-2 989
Research & Development	-1 355	-1 215	-97	-71	-186	-127	-81	-72	-48	-44	-1 767	-1 529		-12	-1 767	-1 541
General & Administration	-210	-196	-40	-37	-98	-87	-96	-93	-115	-104	-559	-517		-31	-559	-548
Other Income & Expense	-82	-47	-15	-5	-37	-75	-3	-12	-24	7	-161	-132	6	-1	-155	-133
Of which amortization and impairments of capitalized intangible assets included in function costs	-31	-19	-8	-4	-8	-11	-1	-1	-1	-2	-49	-37		-10	-49	-47
Operating income	2 178	1 767	-75	-20	246	243	304	243	-192	-136	2 461	2 097	6	119	2 467	2 216
Income from associated companies											119	95			119	95
Financial income											85	90			85	90
Interest expense											-61	-57			-61	-57
Income before taxes											2 604	2 225	6	119	2 610	2 344
Taxes											-338	-282	-12	-46	-350	-328
Net income											2 266	1 943	-6	73	2 260	2 016

Additions to:
– Property, plant and equipment(1)	277	361	99	48	154	161	35	43	20	8	585	621		17	585	638
– Goodwill and other intangible assets(1)	33	145	3		10	4	6	1		4	52	154		48	52	202

(1) Excluding impact of business acquisitions

Notes to the Condensed Interim Consolidated Financial Statements for the
six months ended June 30, 2008 (unaudited)

1. Basis of preparation

These condensed consolidated financial statements for the six-month period ended June 30, 2008, were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and accounting policies set out in the 2007 Annual Report, which was published on January 17, 2008.

2. Selected critical accounting policies

The principal accounting policies of Novartis are set out in note 1 to the consolidated financial statements in the 2007 Annual Report and conform with International Financial Reporting Standards (IFRS). The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in note 9 of the 2007 Annual Report, Novartis regularly reviews long-lived assets, including identifiable intangible assets and goodwill for impairment. Goodwill and acquired research and development projects not yet ready for use are subject to impairment review at least annually, or when events have occurred that require an assessment. Other intangible assets are reviewed for impairment whenever an event or decision occurs that raises concern about the value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to further impairment charges in the future.

3. Business combinations, divestments and other significant transactions

The following significant transactions occurred during 2008 and 2007:

Events until June 30, 2008

Corporate – Issuance of Swiss franc bonds

On June 26, Novartis issued two Swiss franc bonds totaling CHF 1.5 billion (USD 1.5 billion) in the Swiss capital market and that were listed individually on the SWX Swiss exchange. One was a 3.5% four-year bond for a total of CHF 700 million issued by Novartis Securities Investment Ltd. and guaranteed by Novartis AG. The other was a 3.625% seven-year bond of CHF 800 million issued by Novartis AG.

Events subsequent to June 30, 2008

Corporate – Alcon

On April 7, Novartis announced an agreement with Nestlé S.A. to acquire a 25% stake in Alcon Inc. (NYSE: ACL), and providing the option of acquiring an additional 52% stake. The potential value of these two transactions is approximately USD 39 billion.

On July 7, Novartis acquired the 25% stake from Nestlé for USD 10.4 billion in cash, which represented 74 million shares. This agreement reflects a price of USD 143.18 per share, which is Alcon’s volume-weighted average share price between January 7, 2008, and April 4, 2008. Alcon’s closing share price was USD 148.44 on April 4, the last trading day before the signing of this agreement. This purchase price was reduced by approximately USD 200 million to account for the Alcon dividend paid in May 2008 on these shares to Nestlé rather than Novartis. Novartis financed the purchase of the 25% Alcon stake from internal cash reserves and external short-term financing.

In the optional second step, Novartis has the right to acquire Nestlé’s remaining 52% majority stake in Alcon between January 1, 2010, and July 31, 2011, for a fixed price of USD 181.00 per share, or approximately USD 28 billion. During this period, Nestlé has the right to require Novartis to buy its remaining stake at a 20.5% premium to Alcon’s share price at the time of exercise, but not exceeding USD 181.00 per share. Novartis has no obligation to purchase the remaining 23% of shares held by Alcon minority shareholders at any time.

Pharmaceuticals – Speedel

On July 10, Novartis announced the purchase of an additional 51.7% stake in Speedel Holding Ltd. (SWX: SPPN) and plans to acquire the remaining shares in the Swiss biopharmaceutical company through a mandatory public tender offer. Novartis acquired the 51.7% stake through off-exchange transactions with major Speedel shareholders for CHF 130 per share in cash. After these transactions, Novartis held 4.8 million shares of Speedel, or 61.4% of the outstanding Speedel shares. As of June 30, 2008, Speedel had 7.8 million registered outstanding shares (or a total of 7.9 million shares on a fully diluted basis). In accordance with Swiss law, Novartis will commence a mandatory tender offer to acquire the remaining shares. All participating shareholders will be offered the same price of CHF 130 per share in cash. This represents an 80% premium to the volume-weighted average price of Speedel’s shares for the 60 trading days prior to this announcement, which was CHF 72.19 per share. Total acquisition costs are estimated at CHF 907 million (or USD 880 million). This comprises CHF 928 million to acquire the fully diluted share capital of Speedel (excluding 9.7% already owned by Novartis) and costs to redeem Speedel’s convertible bonds at a required 16% premium to face value, less Speedel’s estimated current cash. Anticipated annual cost synergies are estimated at approximately USD 30 million.

Pharmaceuticals – Protez

On June 4, Novartis agreed to acquire Protez Pharmaceuticals, a privately-held US biopharmaceuticals company, gaining access to PZ-601, a broad-spectrum antibiotic in Phase II development against potentially fatal drug-resistant infections. Novartis agreed to acquire 100% of Protez for USD 100 million. Protez’s owners are eligible for additional payments of up to USD 300 million, which are contingent upon the future success of PZ-601. This transaction is expected to be completed in the third quarter of 2008.

2007

Pharmaceuticals – Betaseron® agreement related to Chiron acquisition

On September 14, Novartis and Bayer Schering Pharma AG completed an agreement related to regulatory, development, manufacturing and supply agreements for the multiple sclerosis medicine Betaseron®. The agreement was reached after the April 2006 acquisition of Chiron. As part of this agreement with Bayer Schering, Novartis received a one-time payment of USD 200 million primarily related to a transfer of manufacturing facilities to Bayer Schering as well as receiving rights to market its own branded version of Betaseron®, to be known as Extavia, starting in the first half of 2009 (pending regulatory approvals). As a result of this transaction, a final reassessment was made of the related assets from the Chiron acquisition as of April 20, 2006. This resulted in an increase of USD 235 million in identified net assets, which was adjusted in the 2007 first quarter.

Vaccines and Diagnostics – Intercell agreement

On September 28, Novartis entered into a strategic alliance with Intercell, an Austrian biotechnology company, focused on vaccines development. As a consequence of the agreement, Novartis paid USD 383 million (EUR 270 million) and recorded USD 207 million (EUR 146 million) of intangible assets. The payment also included the acquisition of an additional 4.8 million shares for USD 176 million (EUR 124 million), which increased the Novartis holding in Intercell to 15.9%. The equity investment is treated for accounting purposes as an “available-for-sale” marketable security recorded in the financial assets of the Division.

Consumer Health – Gerber Business Unit divestment

On September 1, Novartis completed the divestment of the Gerber infant products Business Unit for USD 5.5 billion to Nestlé S.A. A pre-tax divestment gain of USD 4.0 billion, and an after-tax gain of USD 3.6 billion, were recorded in the third quarter.

Consumer Health – Medical Nutrition Business Unit divestment

On July 1, Novartis completed the divestment of the remainder of the Medical Nutrition Business Unit for USD 2.5 billion to Nestlé S.A. A pre-tax divestment gain of USD 1.8 billion, and an after-tax gain of USD 1.6 billion, were recorded in the third quarter.

The Gerber and Medical Nutrition Business Units are disclosed as discontinued operations in all periods in the Group’s consolidated financial statements. Prior to their divestment, these businesses had combined 2007 net sales of USD 1.7 billion and operating income of USD 311 million.

4. Principal currency translation rates

First half

	Average rates H1 2008	Average rates H1 2007	Period-end rates June 30, 2008	Period-end rates June 30, 2007
	USD	USD	USD	USD
1 CHF	0.953	0.815	0.982	0.813
1 EUR	1.531	1.329	1.579	1.346
1 GBP	1.974	1.971	1.995	2.005
100 JPY	0.953	0.833	0.946	0.811

Second quarter

	Average rates Q2 2008	Average rates Q2 2007	Period-end rates June 30, 2008	Period-end rates June 30, 2007
	USD	USD	USD	USD
1 CHF	0.970	0.818	0.982	0.813
1 EUR	1.562	1.348	1.579	1.346
1 GBP	1.970	1.987	1.995	2.005
100 JPY	0.956	0.828	0.946	0.811

5. Legal proceedings update

A number of Novartis subsidiaries are the subject of various legal proceedings that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. While Novartis does not currently expect that any of these proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large verdicts do occur. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. The consolidated financial statements in the 2007 Annual Report in note 19 contain a summary of major legal proceedings. The following non-exhaustive list is limited to certain recent developments. Unless otherwise noted, all proceedings in the 2007 Annual Report remain outstanding.

Zometa/Aredia

A Novartis affiliate is now a defendant in more than 490 cases brought in US courts by more than 490 plaintiffs who claim to have experienced osteonecrosis of the jaw after treatment with Zometa/Aredia. Two of these cases purport to be class actions. Discovery is continuing in these cases.

Average Wholesale Price Litigation

Claims have been brought against various pharmaceutical companies, including Novartis subsidiaries, alleging they fraudulently overstated the Average Wholesale Price (AWP) used to calculate Medicare and Medicaid reimbursements, respectively. Discovery is ongoing in some cases. In a trial in Alabama against a Novartis subsidiary, the jury rejected the state’s claims for punitive damages but decided against the Novartis subsidiary on the state’s claims for compensatory damages of USD 33 million. The Novartis subsidiary will appeal the verdict to the Supreme Court of Alabama.

Zometa patent litigation

A generic manufacturer seeking approval to market a generic version of zoledronic acid in the US is challenging the validity and enforceability of the basic compound patent that expires in March 2013. This patent is listed for both Zometa and Aclasta/Reclast, assuring exclusivity for both of these products.

Lotrel patent litigation

In ongoing patent litigation on the US combination patent against generic manufacturers, the main trial against Teva is now expected in the first quarter of 2009.

J&J Nicolson patent litigation

Johnson & Johnson had filed suits seeking declaration that the Nicolson patents are invalid and/or that the launch of its Acuvue Oasys® and Advance® products do not infringe the Nicolson patents. The first trial on the Johnson & Johnson Oasys® product is scheduled to begin in April 2009.

Trileptal investigation

A Novartis subsidiary is fully cooperating with an investigation by the US Attorney’s Office for the Eastern District of Pennsylvania, which served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act. Novartis understands that the US Attorney’s Office is conducting parallel civil and criminal investigations into allegations of potential off-label promotion of Trileptal. The investigation has included requests for information and documents. Novartis is currently unable to express an opinion on the likely outcome of these investigations.

Supplementary information

Condensed consolidated change in liquidity (unaudited)

First half

	H1 2008	H1 2007	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	8 709	-1 203	9 912
Change in marketable securities, financial debt and financial derivatives	-10 649	644	-11 293
Change in net liquidity	-1 940	-559	-1 381
Net liquidity at January 1 from continuing operations	7 407	656	6 751
Net liquidity from continuing operations at June 30	5 467	97	5 370
Net liquidity from discontinued operations		-8	8
Net liquidity at June 30	5 467	89	5 378

Second quarter

	Q2 2008	Q2 2007	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	7 138	322	6 816
Change in marketable securities, financial debt and financial derivatives	-6 042	168	-6 210
Change in net liquidity	1 096	490	606
Net liquidity at April 1 from continuing operations	4 371	-393	4 764
Net liquidity from continuing operations at June 30	5 467	97	5 370
Net liquidity from discontinued operations		-8	8
Net liquidity at June 30	5 467	89	5 378

Free cash flow (unaudited)

First half

	H1 2008	H1 2007	Change
	USD m	USD m	USD m
Cash flow from operating activities from continuing operations	3 541	3 920	-379
Purchase of property, plant & equipment	-967	-1 145	178
Purchase of intangible and financial assets	-166	-322	156
Sale of property, plant & equipment, intangible and financial assets	166	256	-90
Dividends	-3 345	-2 598	-747
Free cash flow from continuing operations	-771	111	-882
Free cash flow from discontinued operations	-85	111	-196
Free cash flow	-856	222	-1 078

Second quarter

	Q2 2008	Q2 2007	Change
	USD m	USD m	USD m
Cash flow from operating activities from continuing operations	1 852	1 869	-17
Purchase of property, plant & equipment	-564	-623	59
Purchase of intangible and financial assets	-88	-210	122
Sale of property, plant & equipment, intangible and financial assets	19	233	-214
Dividends	-3	-806	803
Free cash flow from continuing operations	1 216	463	753
Free cash flow from discontinued operations	-14	15	-29
Free cash flow	1 202	478	724

Share information

	June 30, 2008	June 30, 2007
Number of shares outstanding (million)	2 263.3	2 334.9
Registered share price (CHF)	56.25	69.00
ADS price (USD)	55.04	56.07
Market capitalization (USD billion)	125.0	131.0
Market capitalization (CHF billion)	127.3	161.1

Impact of intangible asset charges and significant exceptional items – First half (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations
	H1 2008	H1 2007	H1 2008	H1 2007	H1 2008	H1 2007	H1 2008	H1 2007	H1 2008	H1 2007	H1 2008	H1 2007
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Reported operating income	4 274	3 620	-128	7	591	561	566	483	-354	-239	4 949	4 432
Recurring amortization	201	205	161	143	156	144	40	41	1	3	559	536
Impairment of intangible assets	48	14	1								49	14
Intangible asset charges	249	219	162	143	156	144	40	41	1	3	608	550
Acquisition-related restructuring and integration expenses (including acquisition-related accounting impact of inventory adjustments), net			11	10				6			11	16
Restructuring expenses	47				4	7	-3				48	7
Impairment of property, plant & equipment	6				2	18			4		12	18
Exceptional restructuring and acquisition related integration expenses, net	53		11	10	6	25	-3	6	4		71	41
Exceptional gains from divesting brands, subsidiaries and financial investments	-141										-141
Impairment of financial assets	21	3				10			6	4	27	17
Litigation and exceptional settlements			-49	-83							-49	-83
Suspension of Zelnorm		71										71
Release of pre-launch inventory provisions	-45	-107									-45	-107
Release of US government health agency rebate provisions	-104										-104
Other exceptional items	-128	-33	-49	-83		10			6	4	-171	-102
Total adjustments	33	186	124	70	162	179	37	47	11	7	367	489
Adjusted operating income	4 307	3 806	-4	77	753	740	603	530	-343	-232	5 316	4 921
Income from associated companies											256	192
Recurring amortization related to income from associated companies, net of tax											69	59
Net financial income											115	67
Taxes (adjusted for above items)											-895	-834
Adjusted net income from continuing operations											4 861	4 405
Adjusted net income attributable to shareholders											4 844	4 395
Adjusted basic earnings per share from continuing operations											2.14	1.88

Impact of intangible asset charges and significant exceptional items – Second quarter (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations
	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Reported operating income	2 178	1 767	-75	-20	246	243	304	243	-192	-136	2 461	2 097
Recurring amortization	100	103	80	72	78	73	21	21	1	2	280	271
Impairment of intangible assets	21	6									21	6
Intangible asset charges	121	109	80	72	78	73	21	21	1	2	301	277
Acquisition-related restructuring and integration expenses (including acquisition-related accounting impact of inventory adjustments), net			11	3				6			11	9
Restructuring expenses	8						-3				5
Impairment of property, plant & equipment	4					18					4	18
Exceptional restructuring and acquisition related integration expenses, net	12		11	3		18	-3	6			20	27
Exceptional gains from divesting brands, subsidiaries and financial investments	-26										-26
Impairment of financial assets	6	2				10			1		7	12
Litigation and exceptional settlements				-16								-16
Suspension of Zelnorm		19										19
Release of US government health agency rebate provisions	-104										-104
Other exceptional items	-98	21		-16		10			1		-97	15
Total adjustments	9	130	91	59	78	101	18	27	2	2	198	319
Adjusted operating income	2 187	1 897	16	39	324	344	322	270	-190	-134	2 659	2 416
Income from associated companies											119	95
Recurring amortization related to income from associated companies, net of tax											35	31
Net financial income											24	33
Taxes (adjusted for above items)											-416	-395
Adjusted net income from continuing operations											2 421	2 180
Adjusted net income attributable to shareholders											2 410	2 172
Adjusted basic earnings per share from continuing operations											1.06	0.93

Supplementary tables: First half 2008 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies
Diovan/Co–Diovan	Hypertension	1 183	11	1 695	14	2 878	20	12
Gleevec/Glivec	Chronic myeloid leukemia	422	27	1 408	14	1 830	29	17
Zometa	Cancer complications	313	-2	364	1	677	6	0
Femara	Breast cancer	235	18	326	20	561	28	19
Sandostatin	Acromegaly	205	4	353	7	558	14	5
Neoral/Sandimmun	Transplantation	55	-2	448	-1	503	10	-1
Lucentis	Age-related macular degeneration			437	285	437	333	285
Voltaren (Excl. OTC)	Inflammation/pain	3	50	415	6	418	17	6
Exelon/Exelon Patch	Alzheimer’s disease	124	27	267	16	391	32	20
Lescol	Cholesterol reduction	78	-27	259	-2	337	-1	-10
Top ten products total		2 618	10	5 972	16	8 590	24	14

Tegretol	Epilepsy	83	32	162	5	245	20	13
Comtan/Stalevo	Parkinson’s disease	96	10	149	15	245	23	13
Exjade	Iron chelator	96	13	142	76	238	52	42
Ritalin/Focalin	Attention deficit / hyperactive disorder	172	10	48	14	220	14	11
Foradil	Asthma	8	-20	201	2	209	16	1
Lotrel	Hypertension	195	-67			195	-67	-67
Trileptal	Epilepsy	70	-77	103	-3	173	-56	-59
Exforge	Hypertension	62	464	111	524	173	541	489
Tobramycin	Cystic fibrosis	91	7	54	-3	145	8	3
Myfortic	Transplantation	45	55	96	53	141	66	53
Top 20 products total		3 536	-7	7 038	18	10 574	16	7
Rest of portfolio		667	-29	1 951	-12	2 618	-9	-17
Total Division sales(1)		4 203	-11	8 989	10	13 192	10	1

(1)   Net sales for the first half of 2008 include a one-time contribution of USD 104 million from a brand-specific provision reversal following a Novartis review of accounting for rebate programs to US government health agencies. Individual brand sales may include contributions from the reversal of these provisions.

Supplementary tables: Second quarter 2008 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies
Diovan/Co-Diovan	Hypertension	613	12	896	14	1 509	22	13
Gleevec/Glivec	Chronic myeloid leukemia	216	22	726	13	942	26	15
Zometa	Cancer complications	160	0	186	1	346	7	0
Femara	Breast cancer	119	16	172	18	291	26	17
Sandostatin	Acromegaly	105	2	184	8	289	14	6
Neoral/Sandimmun	Transplantation	28	8	230	-1	258	11	-1
Lucentis	Age-related macular degeneration			242	198	242	236	198
Voltaren (Excl. OTC)	Inflammation/pain	1	0	215	5	216	17	5
Exelon/Exelon Patch	Alzheimer’s disease	65	35	138	17	203	34	23
Lescol	Cholesterol reduction	42	-18	139	4	181	8	-3
Top ten products total		1 349	11	3 128	16	4 477	24	14

Tegretol	Epilepsy	53	71	78	-2	131	25	19
Comtan/Stalevo	Parkinson’s disease	51	13	80	16	131	24	14
Exjade	Iron chelator	53	15	76	48	129	40	32
Ritalin/Focalin	Attention deficit/hyperactive disorder	87	21	27	16	114	24	20
Foradil	Asthma	4	0	100	-1	104	13	-2
Lotrel	Hypertension	100	-59			100	-59	-59
Trileptal	Epilepsy	30	-80	53	-2	83	-58	-61
Exforge	Hypertension	36	227	65	502	101	381	345
Tobramycin	Cystic fibrosis	45	10	27	0	72	11	5
Myfortic	Transplantation	24	60	53	49	77	64	52
Top 20 products total		1 832	-2	3 687	17	5 519	18	9
Rest of portfolio		386	-6	1 023	-9	1 409	0	-8
Total Division sales(1)		2 218	-3	4 710	10	6 928	14	5

(1) Net sales for the second quarter of 2008 include a one-time contribution of USD 104 million from a brand-specific provision reversal following a Novartis review of accounting for rebate programs to US government health agencies. Individual brand sales may include contributions from the reversal of these provisions.

First half – Pharmaceutical net sales by therapeutic area (unaudited)

	H1 2008	H1 2007	% change
	USD m	USD m	USD
Cardiovascular & Metabolism
Diovan	2 878	2 390	20
Lotrel	195	594	-67
Exforge	173	27	541
Tekturna/Rasilez	58	11	427
Other	14	2	NM
Total strategic franchise products	3 318	3 024	10
Mature products (including Lescol)	775	749	3
Total Cardiovascular & Metabolism products	4 093	3 773	8

Oncology & Hematology
Gleevec/Glivec	1 830	1 421	29
Zometa	677	636	6
Femara	561	439	28
Sandostatin	558	491	14
Exjade	238	157	52
Other	179	138	30
Total Oncology & Hematology products	4 043	3 282	23

Neuroscience & Ophthalmics
Lucentis	437	101	333
Exelon/Exelon Patch	391	297	32
Tegretol	245	204	20
Comtan/Stalevo	245	200	23
Ritalin/Focalin	220	193	14
Trileptal	173	396	-56
Other	425	533	-20
Total strategic franchise products	2 136	1 924	11
Mature products	211	212	0
Total Neuroscience & Ophthalmics products	2 347	2 136	10

Respiratory
Foradil	209	180	16
Tobramycin	145	134	8
Xolair	95	64	48
Other	52	40	30
Total strategic franchise products	501	418	20
Mature products	49	52	-6
Total Respiratory products	550	470	17

Immunology & Infectious Diseases (IID)
Neoral/Sandimmun	503	457	10
Aclasta/Reclast	103	5	NM
Elidel	83	94	-12
Other	309	202	53
Total strategic franchise products	998	758	32
Mature products	492	855	-42
Total IID products	1 490	1 613	-8

Additional mature products
Voltaren (Excluding OTC)	418	356	17
Enablex/Emselex	95	81	17
Prexige	23	52	-56
Zelnorm/Zelmac	5	91	-95
Other	128	134	-4
Total additional mature products	669	714	-6

Total strategic franchise products	10 996	9 406	17
Total mature products	2 196	2 582	-15
Total Division net sales(1)	13 192	11 988	10

NM – Not meaningful

(1) Net sales for the first half of 2008 include a one-time contribution of USD 104 million from a brand-specific provision reversal following a Novartis review of accounting for rebate programs to US government health agencies. Individual brand sales may include contributions from the reversal of these provisions.

Second quarter – Pharmaceutical net sales by therapeutic area (unaudited)

	Q2 2008	Q2 2007	% change
	USD m	USD m	USD
Cardiovascular & Metabolism
Diovan	1 509	1 239	22
Lotrel	100	241	-59
Exforge	101	21	381
Tekturna/Rasilez	30	1	NM
Other	8	2	300
Total strategic franchise products	1 748	1 504	16
Mature products (including Lescol)	398	372	7
Total Cardiovascular & Metabolism products	2 146	1 876	14

Oncology & Hematology
Gleevec/Glivec	942	747	26
Zometa	346	322	7
Femara	291	231	26
Sandostatin	289	253	14
Exjade	129	92	40
Other	98	69	42
Total Oncology & Hematology products	2 095	1 714	22

Neuroscience & Ophthalmics
Lucentis	242	72	236
Exelon/Exelon Patch	203	151	34
Tegretol	131	105	25
Comtan/Stalevo	131	106	24
Ritalin/Focalin	114	92	24
Trileptal	83	199	-58
Other	229	268	-15
Total strategic franchise products	1 133	993	14
Mature products	106	108	-2
Total Neuroscience & Ophthalmics products	1 239	1 101	13

Respiratory
Foradil	104	92	13
Tobramycin	72	65	11
Xolair	56	30	87
Other	25	20	25
Total strategic franchise products	257	207	24
Mature products	21	23	-9
Total Respiratory products	278	230	21

Immunology & Infectious Diseases (IID)
Neoral/Sandimmun	258	233	11
Aclasta/Reclast	64	3	NM
Elidel	41	47	-13
Other	165	110	50
Total strategic franchise products	528	393	34
Mature products	294	438	-33
Total IID products	822	831	-1

Additional mature products
Voltaren(Excluding OTC)	216	185	17
Enablex/Emselex	49	43	14
Prexige	13	31	-58
Zelnorm/Zelmac	3	-14	NM
Other	67	68	-1
Total additional mature products	348	313	11

Total strategic franchise products	5 761	4 811	20
Total mature products	1 167	1 254	-7
Total Division net sales(1)	6 928	6 065	14

NM – Not meaningful

(1) Net sales for the second quarter of 2008 include a one-time contribution of USD 104 million from a brand-specific provision reversal following a Novartis review of accounting for rebate programs to US government health agencies. Individual brand sales may include contributions from the reversal of these provisions.

Net sales by region (unaudited)

First half

			% change
	H1 2008	H1 2007		local	H1 2008	H1 2007
	USD m	USD m	USD	currencies	% of total	% of total
Pharmaceuticals
US	4 203	4 744	-11	-11	32	40
Rest of world	8 989	7 244	24	10	68	60
Total	13 192	11 988	10	1	100	100

Vaccines and Diagnostics
US	224	146	53	53	37	30
Rest of world	378	336	13	-2	63	70
Total	602	482	25	15	100	100

Sandoz
US	898	953	-6	-7	23	28
Rest of world	2 956	2 462	20	5	77	72
Total	3 854	3 415	13	2	100	100

Consumer Health continuing operations
US	847	873	-3	-3	28	33
Rest of world	2 140	1 770	21	8	72	67
Total	2 987	2 643	13	4	100	100

Group continuing operations
US	6 172	6 716	-8	-8	30	36
Rest of world	14 463	11 812	22	8	70	64
Total	20 635	18 528	11	2	100	100

Net sales by region (unaudited)

Second quarter

			% change
	Q2 2008	Q2 2007		local	Q2 2008	Q2 2007
	USD m	USD m	USD	currencies	% of total	% of total
Pharmaceuticals
US	2 218	2 281	-3	-3	32	38
Rest of world	4 710	3 784	24	10	68	62
Total	6 928	6 065	14	5	100	100

Vaccines and Diagnostics
US	145	74	96	96	45	29
Rest of world	177	177	0	-13	55	71
Total	322	251	28	19	100	100

Sandoz
US	430	479	-10	-11	22	28
Rest of world	1 518	1 240	22	7	78	72
Total	1 948	1 719	13	2	100	100

Consumer Health continuing operations
US	428	443	-3	-3	28	32
Rest of world	1 100	922	19	7	72	68
Total	1 528	1 365	12	3	100	100

Group continuing operations
US	3 221	3 277	-2	-2	30	35
Rest of world	7 505	6 123	23	8	70	65
Total	10 726	9 400	14	5	100	100

Quarterly analysis for continuing operations (unaudited)

Key figures by quarter

	Q2 2008	Q1 2008	Change
	USD m	USD m	USD m	%
Net sales	10 726	9 909	817	8
Operating income	2 461	2 488	-27	-1
Financial income	85	148	-63	-43
Interest expense	-61	-57	-4	7
Taxes	-338	-408	70	-17
Net income	2 266	2 308	-42	-2

Net sales by region

	Q2 2008	Q1 2008	Change
	USD m	USD m	USD m	%
US	3 221	2 951	270	9
Europe	4 747	4 498	249	6
Rest of world	2 758	2 460	298	12
Total	10 726	9 909	817	8

Net sales by Division

	Q2 2008	Q1 2008	Change
	USD m	USD m	USD m	%
Pharmaceuticals	6 928	6 264	664	11
Vaccines and Diagnostics	322	280	42	15
Sandoz	1 948	1 906	42	2
Consumer Health continuing operations	1 528	1 459	69	5
Total	10 726	9 909	817	8

Operating income by Division

	Q2 2008	Q1 2008	Change
	USD m	USD m	USD m	%
Pharmaceuticals	2 178	2 096	82	4
Vaccines and Diagnostics	-75	-53	-22	42
Sandoz	246	345	-99	-29
Consumer Health continuing operations	304	262	42	16
Corporate income & expense, net	-192	-162	-30	19
Operating income from continuing operations	2 461	2 488	-27	-1
Discontinued Consumer Health operations	6	24	-18	-75
Total	2 467	2 512	-45	-2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	July 17, 2008	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting